EXHIBIT 21.1

EXAR CORPORATION

LIST OF SUBSIDIARIES

1.	Exar Canada Corporation (a Canadian corporation).

2.	Exar GMBH (a German corporation).

3.	Exar (Hangzhou) Information Technologies Co., Ltd. (a People’s Republic of China limited liability corporation).

4.	Exar International Corp. (a Cayman Island corporation)

5.	Exar Japan Corporation (a Japanese corporation).

6.	Exar Korea Co. Ltd. (a Korean limited liability corporation).

7.	Exar Malaysia SDN BHD (a Malaysian limited liability corporation).

8.	Exar SARL (a French limited liability corporation).

9.	Exar representative office (Italy)

10.	Exar Taiwan

11.	Hifn Inc.

12.	Micro Power Systems, Inc.

13.	Sipex Corporation

14.	Cadeka Microcircuits LLC

15.	Cadeka Technologies (HK) Ltd.

17.	Stretch, Inc.

18.	Stretch Europe GmbH

20.	Integrated Memory Logic Limited

21.	iML International

22.	iML Korea

23.	Integrated Memory Logic Inc.

24.	Integrated Memory Logic Hong Kong

25.	iML Taiwan (Branch)

26.	iML China WFOE